NO ACT

PE
3-4-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000771

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-04-2013

Dear Mr. Mueller:

This is in regard to your letter dated March 4, 2013 concerning the shareholder proposal submitted by As You Sow on behalf of Thomas Van Dyck for inclusion in Amazon.com's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Amazon.com therefore withdraws its January 22, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Conrad B. MacKerron
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 4, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of As You Sow on behalf of Thomas Van Dyck
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 22, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, Amazon.com, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof received from As You Sow on behalf of Thomas Van Dyck.

Enclosed as Exhibit A is a letter from As You Sow, dated March 1, 2013, withdrawing the Proposal. In reliance on the letter from As You Sow, we hereby withdraw the January 22, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Sarah Dods, the Company's Senior Corporate Counsel, at (206) 266-3192.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Sarah Dods, Amazon.com, Inc.
Conrad B. MacKerron, As You Sow
Thomas Van Dyck, c/o As You Sow

101470276.1.DOC

GIBSON DUNN

EXHIBIT A



AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

March 1, 2013

Craig Berman
Vice President, Global Communications
Amazon.com
Seattle, WA

Dear Craig:

In response to your confirmation of a series of meetings with the company on electronics recycling, we here withdraw the shareholder proposal filed with the company on this topic on behalf of As You Sow by Thomas Van Dyck.

We look forward to constructive dialogue with the company.

Regards,

Conrad MacKerron
Senior Program Director

cc:

Thomas Van Dyck
Ronald Mueller, Gibson Dunn
Sanford Lewis

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

January 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of As You Sow on behalf of Thomas Van Dyck
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from As You Sow on behalf of Thomas Van Dyck (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED** that Amazon.com's board of directors prepare a report, at reasonable cost and excluding confidential information, on policy options to provide mechanisms for take back of electronics, promotion of reuse of working equipment and to prevent improper export of hazardous e-waste and untested or non-working equipment.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

A. Background

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." Under well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business activities, namely, the products and services that the Company sells and the policies regarding those products and services. Moreover, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's customer relations, which the Staff has recognized as part of a company's ordinary business operations.

The Commission has stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission further explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two "central considerations." The first, and more relevant to this Proposal, was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Products And Services That The Company Sells And The Policies Regarding Those Products And Services.

The Staff consistently has recognized that decisions relating to the products and services offered for sale by a company are part of a company's ordinary business operations and has concurred in their exclusion. For example, in *Pepco Holdings, Inc.* (avail. Feb. 18, 2011), a shareholder proposal recommended that the company "study, implement and pursue the solar market as [a] means of increasing earnings and profits . . . including the following initiatives: marketing solar providers on their Pepco website, developing a finance plan to allow customers to install solar systems and make payments on their Pepco bills and buying [solar renewable energy credits] directly from customers." The proposal also requested that the board of directors issue a report describing how the company would implement "market opportunities for non-commercial renewable solar power." In its no-action request, the company argued that "[d]ecisions regarding the business activities in which a company chooses to engage are strategic decisions that are considered in the context of the company's long-term plans and objectives." The Staff concurred that the Proposal could be excluded and, in doing so, noted that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)." *See also Dominion Resources, Inc.* (avail. Feb. 3, 2011) (concurring in the exclusion of a proposal that would require the company to "provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation," noting that "the proposal relates to the products and services offered for sale by the company"); *Walgreen Co.* (avail. Oct. 13, 2006), (concurring in the exclusion of a proposal to report on the extent to which the products the company sells contain certain chemicals because the proposal related to "the sale of particular products").

The Staff also has consistently concurred in the exclusion of shareholder proposals that relate not only to a company's products and services themselves but also to company policies regarding those products and services. For example, in *Huntington Bancshares Inc.* (avail. Jan. 10, 2011), a shareholder proposal recommended that the company extend its records retention policy for loan files from two years to a minimum of seven years, and adopt policies to protect these files from "unauthorized access and accidental loss or deletion." In its no-action request, the company argued that "[e]stablishing and maintaining internal policies and procedures are fundamental matters that impact Huntington's day to day functions" and are inappropriate for shareholder oversight. The Staff concurred with the company, noting that the proposal related to "the policies and procedures for the retention of records regarding the products and services Huntington offers." *See also FMC Corp.* (avail. Feb. 25, 2011, *recon. denied* Mar. 16, 2011) (concurring in the exclusion of a proposal recommending that the company establish a "product stewardship program" for certain of its pesticides, noting that the proposal related to "products offered for sale by the company"); *The Walt Disney Co.* (avail. Dec. 22, 2010) (concurring in the exclusion of a proposal that would require the company to implement a policy preventing children from entering designated smoking areas at the company's theme parks, noting that the proposal related to "the policies and procedures regarding the products and services that the company offers"); *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2006) (concurring in the exclusion of a proposal requesting that the board of directors issue a report "evaluating [c]ompany policies and procedures for systematically minimizing customers' exposure to toxic substances in products" the company sells, noting that the proposal related to the "sale of particular products"); *BellSouth Corp.* (avail. Jan. 25, 1999) (concurring in the exclusion of a proposal recommending terms for new cellular phone contracts that would be available to customers upon completion of their existing contract terms, noting that the proposal related to the company's "product terms and prices"); *General Electric Co. (Balch)* (avail. Jan. 28, 1997) (concurring in the exclusion of a proposal recommending that the company adopt a policy of recalling and refunding defective products, noting that the proposal related to the company's "recall and refund procedures").

The Proposal likewise involves both the Company's products and services and also the Company's policies regarding those products and services, and may therefore be excluded pursuant to Rule 14a-8(i)(7). First, like the proposal in *Pepco Holdings*, the Proposal encourages the Company to offer, or continue offering, a specific service. The Proposal asks the Company's Board of Directors (the "Board") to consider "mechanisms for take back of electronics." More specifically, the Proposal's supporting statement states, "Proponents believe our company should develop an in-store take back program using stores or nearby locations convenient for customers." As the company argued in *Pepco Holdings*, "[d]ecisions regarding the business activities in which a company chooses to engage are strategic decisions that are considered in the context of the company's long-term plans and objectives." The Company has already carefully assessed its electronics recycling services and has, in fact, already implemented services related to the "take back" of its Kindle electronics products. Further decisions regarding the continuation or expansion of these services require a careful analysis of many factors, including:

- the types of electronics products to be accepted;
- whether to charge customers for take-back or recycling services and, if so, the timing and amount of such charges;
- the geographic scope of the recommended physical facilities and the number of facilities required to ensure customer convenience;
- the cost and availability of storage facilities for electronics products after they are returned;
- the various methods available for recycling electronics products;
- the costs of purchasing the equipment necessary for processing electronic waste;
- compliance with applicable environmental laws and regulations; and
- the expense of maintaining the program and expanding the workforce.

This analysis far exceeds the scope of shareholder expertise. This is exactly the type of analysis that Rule 14a-8(i)(7) recognizes as a proper function for management, who have the requisite knowledge and resources on these topics to appropriately analyze and weigh these factors in light of the Company's business operations. The Proposal may therefore be excluded as relating to decisions regarding the services the Company offers.

Second, like the proposals in *Huntington Bancshares*, *Walt Disney* and *General Electric*, the Proposal directly addresses the policies regarding products the Company sells. The Proposal asks the Board to report on "policy options" relating to both the "take back of electronics" and the "promotion of reuse of working equipment," as well as policy options for preventing the "improper export" of various categories of products. These topics are analogous to those advocated in *General Electric*, where the proposal requested that the company recall and refund any of its products that were "defective and not repairable." Like the *General Electric* proposal, the Proposal would require the Company to provide policy options that would govern the products it sells, and services related to those products, after the point of sale. The Proposal also is akin to the *Walt Disney* proposal, which sought to prohibit children from entering designated smoking areas of the company's theme parks, thereby (as the company argued in its no-action request) "remov[ing] from management the flexibility needed to effectively manage the [c]ompany's products and services." If the Proposal were adopted, the result would be the same. By seeking to intervene in decisions regarding the policies the Company adopts to facilitate take-back of electronics, promote the reuse of working equipment and prevent the improper export of equipment, the Proposal would interfere with management's ability to manage the Company's products and services. Just as the company argued in *Huntington Bancshares*, "[e]stablishing and maintaining internal policies and procedures are fundamental matters that impact [the company's] day to day functions," involve many considerations of the type discussed above, and are inappropriate for shareholder oversight. Because the Proposal relates to the policies regarding the Company's products and services, it may be excluded under Rule 14a-8(i)(7), consistent with the precedents discussed above.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Customer Relations.

The Staff has recognized that proposals pertaining to a company's customer relations practices are excludable under Rule 14a-8(i)(7). For example, in *Coca-Cola Co.* (avail. Feb. 17, 2010), a proposal recommended that the company issue a report "discussing policy options to respond to the public concerns . . . regarding bottled water, including . . . the options of providing additional information to consumers." In its no-action request, the company argued that the proposal "[sought] to regulate the scope and content of publicly available information concerning [its] products"—a task which was "outside the knowledge and expertise of shareholders." The Staff concurred, noting that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)." *See also McDonald's Corp.* (avail. Mar. 19, 1990) (concurring in the exclusion of a proposal recommending that the company adopt policies governing, among other issues, the company's interactions with its customers and noting that the proposal concerned "the [c]ompany's customer and business policies," which "involve decisions dealing with the [c]ompany's business operations").

Here, the Proposal addresses both the content and the manner of the Company's interactions with its customers. Specifically, it encourages the Company to "promot[e the] reuse of working equipment" that the Company's customers have purchased, and the Proposal's recitals recommend that the Company implement an "in-store take back program using stores or nearby locations convenient for customers." While the Company currently engages with customers through its online platform, the Proposal requests that the Company also interact with its customers at physical facilities to provide electronics recycling and take back services to its customers. Allowing shareholders to weigh in on whether these changes, which would involve a fundamental change in how the Company interacts with its customers, would be appropriate or beneficial impedes management's ability to run the ordinary business operations of the Company. Like decisions regarding the products and services offered by a company, decisions related to customer relations involve an analysis of many factors. In addition to the factors discussed above, a company must also consider such additional factors as the extent and nature of interaction with customers and whether it can provide an intended level of customer service in the context of such interactions. These decisions necessitate a reasoned analysis by the Company's management. Moreover, it is crucial that management maintain the flexibility to adjust the Company's customer relations policies in light of changes in customer needs and demands, and the exigencies of the business. Because the Proposal relates to the Company's customer relations efforts, it may be excluded pursuant to Rule 14a-8(i)(7).

D. The Proposal Does Not Involve A Significant Policy Issue.

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Here, however, the Proposal does not focus on a significant policy issue. Despite its use of the word "recycling," the Proposal does not have an overall focus on the environment. Rather, it discusses certain substances in electronics equipment that may, under some circumstances, impact human health. In this regard, the Proposal is similar to the *Walgreen* and *Wal-Mart* precedent that is cited above. The proposals in *Walgreen* and *Wal-Mart* requested that the board of each company publish a report regarding potentially harmful substances in the products each company sells and the development of safer alternatives for consumers. The Staff did not find the proposals to focus on a significant policy issue. Rather, the Staff concurred in the proposals' exclusion.

Similarly, in *Home Depot, Inc.* (avail. Mar. 4, 2009), a shareholder proposal recommended that the company issue a report "on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label . . . products." In its no-action request, the company argued that the proposal did not focus on a significant policy issue. As the "world's largest home improvement retailer," the company argued, "[d]ecisions concerning product selection and the packaging and marketing of products" were "ordinary business concerns." The Staff concurred with the exclusion of the proposal. Similarly, the Proposal's recommendations that the Company provide options for "take back" and "promotion of reuse" of electronics products shows that its primary focus is on the ordinary business operations of the Company. This conclusion is further supported by the Proposal's recitals, which recommend "in-store take back" programs and emphasize customer convenience. Furthermore, like The Home Depot, Inc., the Company is a retailer, not a manufacturer, of most of the products it sells,[1] including its electronics products, so its decisions regarding recycling services for the electronics products it sells are not significant policy issues to the Company. Instead, these issues are inextricably tied to strategic business decisions such as which products and services to offer to customers and whether to expand the existing workforce, open additional facilities or purchase new equipment. Thus, despite the fact that the Proposal touches on an environmental issue, its focus is on ordinary business concerns.

The Proposal's recommendations focus on the Company's decisions regarding the products and services it offers, the policies regarding those products and services, and the Company's customer relations practices. Such decisions fall within the Company's ordinary business operations, are fundamental to management's ability to run the Company's operations, and are not an appropriate matter for shareholder oversight. The Proposal is therefore excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. *Background*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-

---

[1] The Company manufactures and sells Kindle devices, but is a pure retailer with respect to many other electronics products sold through the Company's websites. In addition, many electronics are sold through the Company's websites by third-party sellers. In those transactions, the Company is not the seller of record of the products, but instead provides e-commerce services to the third-party seller. The Proposal does not recognize any of these distinctions but instead focuses on the Company's role as a retailer of consumer electronics.

action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules codified this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

The Staff has concurred in the exclusion of proposals requesting that a company's board of directors prepare a report on a particular corporate initiative when the company has published information about that initiative on its website. *See Gap, Inc.* (avail. Mar. 16, 2001) (concurring that a proposal requesting that the board of directors prepare a report on the child labor practices of the company's suppliers was substantially implemented when the company had published information on its website with respect to its vendor code and monitoring programs). *See also Honeywell International, Inc.* (avail. Feb. 21, 2007) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had disclosed its sustainability policies on its website); *Raytheon Co.* (avail. Jan. 25, 2006) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had published a stewardship report on its website).

The Proposal requests that the Company's Board prepare a report on policy options relating to (1) "mechanisms for take back of electronics," (2) "promotion of reuse of working equipment," and (3) to prevent improper export of hazardous e-waste and untested or non-working equipment." As discussed below, the Company's website already provides information on each of these three items.

B. The Company's Website Provides Mechanisms For The Take Back Of Electronics And Promotes The Reuse Of Working Equipment.

The Proposal recommends that the Board prepare a report on policies including the provision of "mechanisms for the take back of electronics" and the "promotion of reuse of working equipment." The Company has substantially implemented these objectives by discussing on its website a variety of programs for the "take back" and "reuse" of electronics products.

The Company already offers services for the recycling and reuse of electronics products it sells, and it describes these services on its website. First, the Company offers recycling services for Kindles and Kindle batteries. To encourage consumers to recycle their Kindle products, the Company offers free shipping and covers all other costs associated with recycling. Once received, "[a]ll Kindles sent for recycling will undergo material reclamation by a licensed recycling facility."[2]

Second, the Company runs the Amazon Trade-In Program, which promotes the reuse of working equipment.[3] While the Proposal refers to take back programs of retailers like Best Buy, Office Depot and Staples, it completely ignores the Amazon Trade-In Program, despite the fact that it achieves substantially similar objectives. The Amazon Trade-In Program "allows customers to receive an Amazon.com Gift Card in exchange for over a million eligible items including . . . electronics."[4] As with the Kindle recycling program, the Company offers free shipping to further incentivize customers to dispose of their electronics responsibly. The Company also provides a platform for third-party merchants to bid on trade-in products. Once the Company receives an electronics product from a customer that meets the trade-in condition criteria, it processes the item, and the Company or the third-party merchant that purchased the item offers it for sale to other customers in reusable condition. Thus, the Amazon Trade-In Program substantially implements the Proposal's recommendation that the Board develop policy options for the promotion of reuse of working equipment.

The Proposal envisions an "in-store take back program using stores or nearby locations convenient for customers," but the Company does not have any physical stores. Even so, the

---

[2] *See* Recycling Our Products, http://www.amazon.com/gp/help/customer/display.html?nodeId=200197550 (last visited Jan. 22, 2013).

[3] *See* Electronics Trade-In, http://www.amazon.com/Electronics-Trade-in/b?ie=UTFB&node=2226766011 (last visited Jan. 22, 2013).

[4] *Id.*

Kindle recycling program and the Amazon Trade-In Program address the Proposal's objective of providing convenience to the consumer. Both programs offer free shipping of electronics products so that consumers may send products without incurring any cost.[5]

In addition to the above programs relating to Company-coordinated "mechanisms for take back of electronics" and "promot[ing the] reuse of working equipment," the Company's website also describes other approaches to encourage consumers to dispose of and recycle their electronics equipment responsibly. The Company's website states that the Company "supports the responsible disposal and recycling of electronics products."[6] In keeping with this position, the Company has developed a webpage entitled "Recycling Electronics for Fun and Profit."[7] This webpage directs consumers to a number of resources providing information about electronics recycling, and summarizes their contents so that users may determine which resources are most relevant to their needs. These resources offer information about a variety of manufacturer-specific recycling programs, locations that accept donations of used electronics and government recycling initiatives.[8] In addition to these general resources, the Company's website also provides links to federal and state-specific websites with resources pertaining to electronics recycling. These resources contain detailed information on applicable regulations and guidance for consumers on state take back programs for electronic waste.[9] The Company's website provides a link to the

---

[5] *See* ECO Take Back, http://recycling.ecotakeback.com/ (last visited Jan. 22, 2013) (the website of the Company's certified recycler of Kindle products); How to Trade Your Items, http://www.amazon.com/gp/help/customer/display.html/ref=hp_200302910_trade_pack?nodeId=200302930#pack (last visited Jan. 22, 2013).

[6] *See* Recycling Electronics, http://www.amazon.com/gp/feature.html/ref=amb_link_83226511_3?ie=UTF8&docId=1000325501&pf_rd_m=ATVPDKIKX0DER&pf_rd_s=right-1&pf_rd_r=1CHY4WE6YDR6N7Q71R4M&pf_rd_t=1401&pf_rd_p=466755611&pf_rd_i=1000255201 (last visited Jan. 22, 2013).

[7] *See* Recycling Electronics for Fun and Profit, http://www.amazon.com/gp/feature.html?ie=UTF8&docId=1000255201 (last visited Jan. 22, 2013).

[8] *See, e.g.,* Electronics Recycling, http://earth911.com/recycling/electronics/proper-disposal-and-recycling-of-e-waste (last visited Jan. 22, 2013).

[9] *See* Amazon.com, Recycling Electronics, http://www.amazon.com/gp/feature.html/ref=amb_link_83226511_3?ie=UTF8&docId=1000325501&pf_rd_m=ATVPDKIKX0DER&pf_rd_s=right-

Environmental Protection Agency's (the "EPA's") "eCycling" page, which offers information on reducing and recycling electronics, and also on accredited certification programs for electronics recyclers. These programs ensure that certified electronics recyclers "continually meet specific high environmental standards and safely manage used electronics."[10]

C. The Company's Website Describes Policies For The Prevention Of Improper Export Of Hazardous E-Waste And Untested Or Non-Working Equipment.

The Proposal recommends that the Board report on policy options for the prevention of "improper export of hazardous e-waste and untested or non-working equipment."[11] In its supporting statement, the Proposal explains the rationale for this request: that electronic products are "often shipped by recyclers to developing countries . . . where migrant workers break apart and process [them] under primitive conditions." The Company has addressed this concern by providing information on its website about proper disposal of electronic products and by providing a hyperlinked list of other available resources, discussed above. For example, the Company's website[12] indirectly links to a webpage on the EPA's website that offers assistance to exporters "in obtaining documentation from developing countries on whether the export of certain used electronics to that country is legal."[13]

1&pf_rd_r=06ZRTJSTB0MS69CMD4X0&pf_rd_t=1401&pf_rd_p=466755611&pf_rd_i=1000255201 (last visited Jan. 22, 2013).

[10] *See* Certification Programs for Electronics Recyclers, http://www.epa.gov/epawaste/conserve/materials/ecycling/certification.htm (last visited Jan. 22, 2013).

[11] Although, as discussed below, the Company's website indirectly links to information about exporting products, the Proposal does not request that the report address export methods directly. It requests only that the proposed report address policy options that can help "prevent improper export" of specified items.

[12] *See* Recycling Electronics, http://www.amazon.com/gp/feature.html/ref=amb_link_83226511_3?ie=UTF8&docId=1000325501&pf_rd_m=ATVPDKIKX0DER&pf_rd_s=right-1&pf_rd_r=17JM6V4RQRWSRCTWYAMQ&pf_rd_t=1401&pf_rd_p=466755611&pf_rd_i=1000255201 (last visited Jan. 22, 2013).

[13] *See* Certification Programs for Electronics Recyclers, http://www.epa.gov/epawaste/conserve/materials/ecycling/certification.htm (last visited Jan. 22, 2013). This webpage can be accessed by clicking on the hyperlink to the EPA's website from the Company webpage referenced in footnote 12, and then clicking on the hyperlink to the "eCycling Certification page."

Thus, the Company has published a variety of resources that will assist consumers in recycling used electronics products, thereby helping to ensure that they do not contribute to the improper export of electronic waste and equipment.

As discussed above, the information that the Company provides on its website, including information about the Kindle recycling program, the Amazon Trade-In Program, and extensive information about the responsible use and disposal of electronics products, "compare[s] favorably with the guidelines of the [P]roposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Thus, we believe that the Company has substantially implemented the Proposal and may exclude it from the Company's 2013 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Sarah Dods, the Company's Senior Corporate Counsel, at (206) 266-3192.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sarah Dods, Amazon.com, Inc.
Conrad B. MacKerron, As You Sow
Thomas Van Dyck, c/o As You Sow

101436933.10

GIBSON DUNN

EXHIBIT A

FAX COVER SHEET

To: David Zapolsky	**From:** As You Sow
Company: Amazon.com	**Date:** 12/14/12 10:40:49 AM
Fax Number: 2062667010	**Pages (Including cover):** 3
Re: Shareholder proposal	

Notes:

Mr Zapolsky: Attached please find a shareholder proposal to Amazon.com. Ownership documents to follow. Please acknowledge receipt to me at mack@asyousow.org or by phone at 510-735-8140. Thank you.

Conrad MacKerron


vocalocity
powering small business


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Dec. 14, 2012

David Zapolsky
General Counsel
Amazon.com
410 Terry Avenue North
Seattle, WA 98109

Dear Mr. Zapolsky:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Tom Van Dyck, a shareholder of Amazon stock.

We are concerned that the company as a large online retailer of electronics lacks a policy or program for the safe and responsible collection and recycling of end-of-life electronic equipment. Repeated requests to Michael Deal to discuss this important issue have been met with no response.

Therefore we are submitting the enclosed shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Proof of ownership and a letter from Mr. Van Dyck authorizing us to act on his behalf will follow under separate cover. A representative of the filer will attend the stockholders' meeting to move the resolution.

Conrad B. MacKerron
Senior Program Director

ELECTRONICS RECYCLING

WHEREAS Amazon.com Inc. is the second largest online retailer of consumer electronics, and such devices contain toxic materials such as lead, mercury, cadmium, brominated flame retardants, polyvinyl chloride, and are difficult to recycle.

Less than 20% of discarded electronics are collected for recycling, according to the U.S. Environmental Protection Agency. E-waste is the fastest growing and most hazardous component of the municipal waste stream, comprising more than 5%. The estimated collection rate for e-waste lags the U.S. recovery rate for all municipal waste of 34%.

Improper disposal of electronics can result in serious public health and environmental impacts. Analog TV sets and monitors with cathode ray tubes contain large amounts of lead, flat screen monitors contain mercury switches, and computer batteries contain cadmium, which can be harmful to human health if released to the environment.

The company does offer recycling service for its Kindle product, but not for the myriad other kinds of electronics it sells online. The "Innovation for our Planet" section of the Amazon.com website says "we're constantly looking for ways to further reduce our environmental impact," yet there's no apparent option for consumers who have end-of-life materials to safely and conveniently recycle them through Amazon.com. By contrast Dell Inc., another large online electronics retailer, provides shipping labels and offers free recycling for all products it sells. Customers may also drop off computer equipment in any condition at more than 2,000 participating Goodwill store locations. Electronics retailer Best Buy takes back a wide variety of electronics for free and Staples and Office Depot also offer take back. Best Buy has collected and recycled 180 million pounds of electronics in the last three years. Proponents believe our company should develop an in-store take back program using stores or nearby locations convenient for customers.

Electronic goods collected for recycling in the U.S. are often shipped by recyclers to developing countries where they endanger health and the environment. Reports by Basel Action Network revealed appalling conditions in China and parts of Africa where migrant workers break apart and process old electronic equipment under primitive conditions. Electronics collected by our company should be recycled or refurbished by responsible electronics recyclers who are independently verified to meet a leading certification standard such as the e-Stewards standard.

RESOLVED that Amazon.com's board of directors prepare a report, at reasonable cost and excluding confidential information, on policy options to provide mechanisms for take back of electronics, promotion of reuse of working equipment and to prevent improper export of hazardous e-waste and untested or non-working equipment.

FAX COVER SHEET

To: David Zapolsky

Company: Amazon.com

Fax Number: 2062667010

Re: AMZN supp docs

From: As You Sow

Date: 12/14/12 10:05:22 PM

Pages (Including cover): 3

Notes:

In regard to the shareholder proposal sent earlier today from As You Sow on e-waste recycling: Attached please find a letter demonstrating proof of ownership of shares and a letter from the shareholder authorizing As You Sow to act on its behalf.

Please confirm receipt of these documents by sending a message to mack@asyousow.org.
Thank you.
Conrad MacKerron


vocalocity
powering small business

RBC Wealth Management

SRI Wealth Management Group
345 California Street | Floor 29
San Francisco, CA 94104

December 14, 2012

To Whom It May Concern:

We are writing to verify that Thomas Van Dyck currently owns 21 shares of Amazon.com, Inc. We confirm that Thomas Van Dyck has beneficial ownership of at least $2,000 in market value of the voting securities of Amazon.com,Inc and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Thomas Van Dyck, CIMA
Senior Vice President – Financial Advisor
SRI Wealth Management Group
RBC Wealth Management
A Division of RBC Capital Markets

To Whom It May Concern:

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Amazon.com Inc. and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am the owner of more than $2,000 worth of stock that has been held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2013.

I give As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Thomas Van Dyck

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569

Client: 03981-00145

December 21, 2012

VIA OVERNIGHT MAIL

Conrad B. MacKerron
Senior Program Director
As You Sow
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

Dear Mr. MacKerron:

I am writing on behalf of our client, Amazon.com, Inc. (the "Company"), which received on December 14, 2012, the shareholder proposal you submitted on behalf of Thomas Van Dyck entitled "Electronics Recycling" for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The purpose of this letter is to inform you that the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received sufficient proof that Mr. Van Dyck has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The proof of ownership letter that Mr. Van Dyck provided is insufficient because it was signed by Mr. Van Dyck himself and not by an independent third party.

To remedy this defect, Mr. Van Dyck must obtain a new proof of ownership letter, signed by someone other than Mr. Van Dyck, verifying his continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 14, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Mr. Van Dyck's shares (usually a broker or a bank) verifying that Mr. Van Dyck continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 14, 2012); or

(2) if Mr. Van Dyck has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the requisite number of Company shares for the one-year period.

If Mr. Van Dyck intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Van Dyck can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Van Dyck's broker or bank is a DTC participant, then he needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 14, 2012).

(2) If Mr. Van Dyck's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 14, 2012). Mr. Van Dyck should be able to find out the identity of the DTC participant by asking his broker or bank. If his broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds Mr. Van Dyck's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then he needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 14, 2012), the requisite number of Company shares were continuously

held: (i) one from his broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sarah C. Dods, Senior Corporate Counsel, Amazon.com, Inc.
Thomas Van Dyck, c/o As You Sow

101427538.2

FAX COVER SHEET

To: Ronald Mueller

From: As You Sow

Company: Gibson Dunn

Date: 01/03/13 04:51:37 PM

Fax Number: 2025309569

Pages (Including cover): 2

Re:

Notes:

Mr Mueller: Attached please find a new proof of ownership letter as requested in your letter of Dec. 21. Please confirm receipt by e-mailing me at mack@asyousow.org.
Thank you.
Conrad MacKerron
As You Sow





SRI Wealth Management Group
345 California Street | Floor 29
San Francisco, CA 94104

January 3, 2013

To Whom It May Concern:

We are writing to verify that Thomas Van Dyck currently owns 21 shares of Amazon.com, Inc. We confirm that Thomas Van Dyck has beneficial ownership of at least $2,000 in market value of the voting securities of Amazon.com,Inc and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly.

Sincerely,

Catherine Chen, CIMA, AWM
First Vice President – Financial Advisor
SRI Wealth Management Group
RBC Wealth Management
A Division of RBC Capital Markets

FAX COVER SHEET

To: Ronald Mueller

From: As You Sow

Company: Gibson Dunn

Date: 01/04/13 04:25:46 PM

Fax Number: 202-530-9569

Pages (Including cover): 2

Re: proof of ownership letter

Notes:

Mr. Mueller: Attached please find an updated proof of ownership letter regarding Mr. VanDyck's shares of Amazon held by RBC Wealth Management. The letter was updated to specify that the shares have been held continuously for one year as of the Dec. 14 date of submission. Please discard the previous version. Could you please confirm receipt of this document to me via email at mack@asyousow.org.
Thank you.
Regards,
Conrad MacKerron





RBC Wealth Management

SRI Wealth Management Group
345 California Street | Floor 29
San Francisco, CA 94104

January 3, 2013

To Whom It May Concern:

We are writing to verify that as of December 14, 2012, Thomas Van Dyck has held and continues to hold 21 shares of Amazon.com Inc. We confirm that Thomas Van Dyck is the beneficial owner of at least $2,000 in market value of the voting securities of Amazon.com Inc. and that these shares have been held continuously for at least one year preceding and including December 14th, 2012 in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Mr. Van Dyck has informed us that he intends to hold the required number of shares through the date of the Company's annual shareholder meeting in 2013.

These shares of stock are registered through our parent company, RBC Capital Markets LLC, a registered DTC participant.

Should you require further information, please contact me directly.

Sincerely,

Catherine Chen, CIMA, AWM
First Vice President – Financial Advisor
SRI Wealth Management Group
RBC Wealth Management
A Division of RBC Capital Markets